

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Avenue, 15th Floor
New York, NY 10022

> **Re: RCS Capital Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 21, 2013**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **File No. 333-186819**

Dear Mr. Schorsch:

We have reviewed your amended registration statements and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

1.   We note your discussion of acquisition and growth strategies on page 116 and your statement that Parent "effectively has control" over whether you will make any acquisitions in the future. Please add a Risk Factor that discusses the possible economic impact of potential acquisitions on public shareholders, including dilution implications, in the event Parent determines to acquire a complimentary business itself, which may then later be integrated into the operating subsidiaries or company, or in the event Parent determines that the company should conduct an acquisition.

<u>Exhibit Index, page II-4</u>

2.   Please file executed copies, rather than "Form of" versions, of Exhibits 3.3 and 3.4 prior to requesting effectiveness. In addition, please file Exhibit 5.1 as soon as possible, as we may have additional comments based on our review of its contents.

        Please contact Eric Envall at (202) 551-3234 or Laura Crotty, Special Counsel, at (202) 551-3563 with any questions.

                                        Sincerely,

                                        /s/ Laura Crotty for

                                        Suzanne Hayes
                                        Assistant Director